

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 25, 2017

<u>Via E-mail</u>
Steven J. Strobel
Senior Vice President and Chief Financial Officer
Hill-Rom Holdings, Inc.
Two Prudential Plaza
Suite 4100
Chicago, IL 60601

   Re: Hill-Rom Holdings, Inc.
     Form 10-K for the Fiscal Year Ended September 30, 2016
     Filed November 17, 2016
     File No. 001-06651

Dear Mr. Strobel:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the Staff.

        Sincerely,

        /s/ Martin James

        Martin James
        Senior Assistant Chief Accountant
        Office of Electronics and Machinery